                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 1999

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                         Commission file number 1-14387

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     United Rentals, Inc. Acquisition Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              United Rentals, Inc.
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830

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                              REQUIRED INFORMATION

                      United Rentals, Inc. Acquisition Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                                December 31, 1999

                                    Contents

Report of Independent Auditors .............................................   1

Audited Financial Statements

Statement of Net Assets Available for Benefits .............................   2
Statement of Changes in Net Assets Available for Benefits ..................   3
Notes to Financial Statements ..............................................   4

Supplemental Schedule

Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes
   at End of Year ..........................................................   8

                         Report of Independent Auditors

To Participants and Plan Administrator of
United Rentals, Inc. Acquisition Plan

We have audited the accompanying statement of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the period from April 1, 1999 to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the period from April 1, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/ Ernst & Young LLP

September 10, 2001

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                      United Rentals, Inc. Acquisition Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1999

Assets:

   Cash                                                              $   242,611

   Investments, at fair value:
    Merrill Lynch Retirement Reserves Money Fund                      14,129,176
    United Rentals, Inc. Common Stock Fund                               137,984

    Mutual Funds:
       Merrill Lynch Basic Value Fund, Inc.                              224,022
       Federated Bond Fund                                                30,014
       PIMCO Total Return Fund                                           975,863
       Merrill Lynch Fundamental Growth Fund                           6,360,696
       Pioneer Growth Shares                                              29,827
       Dreyfus Premier Balance Fund                                    2,234,432
       AIM Blue Chip Fund                                              1,630,570
       Van Kampen Emerging Growth Fund                                   212,651
       AIM Value Fund                                                  3,682,049
       MFS Capital OPP Fund                                              173,471
       Merrill Lynch S&P 500 Index Fund                                  466,549
       Ivy International Fund II                                       1,251,808
       Merrill Lynch Federal Securities Trust                            149,154
       AIM Charter Fund                                                   94,236
       AIM Equity Constellation Fund                                     206,505
       AIM Weingarten Fund                                               184,137
       Van Kampen American Value Fund                                    232,339
       Merrill Lynch Capital Fund                                      2,331,299
       Merrill Lynch Global Allocation Fund                               41,337
       Lord Abbett Development Growth Fund                               253,292
       AIM International Equity Fund                                      47,283
                                                                     -----------
    Total mutual funds                                                20,811,534

    Participant loans                                                  1,045,954
                                                                     -----------
Net assets available for benefits                                    $36,367,259
                                                                     ===========

See accompanying notes.

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                      United Rentals, Inc. Acquisition Plan

            Statement of Changes in Net Assets Available for Benefits

                 Period from April 1, 1999 to December 31, 1999

Additions
Investment income:

  Interest and dividend income                                       $ 1,270,427
  Net appreciation in fair value of investments                        1,449,021
  Transfers in from various plans                                     34,242,718
                                                                     -----------
Total additions                                                       36,962,166

Deductions

Benefits paid directly to participants                                   594,907
                                                                     -----------
Net increase                                                          36,367,259

Net assets available for benefits, beginning of period                      --
                                                                     -----------
Net assets available for benefits, end of period                     $36,367,259
                                                                     ===========


See accompanying notes.

                     United Rentals, Inc. Acquisition Plan

                         Notes to Financial Statements

                               December 31, 1999



1.  Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the "Company") on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan.

Contributions

Participant contributions are not permitted under the Plan. A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount to the Plan which is determined annually by the Board of Directors of the Company. For the period from April 1, 1999 to December 31, 1999, the Company did not make a discretionary contribution to the Plan.

Participant Accounts

Each participant account is credited with the participant's share of Company discretionary contributions, if any, assets transferred to this Plan from the participant's prior employer plan, the participant's share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant's account, and any expenses or liabilities charged to the participant's account.

Vesting

Participants are fully vested in their accounts upon the transfer of their assets into the Plan.

Investment Options

All of the Plan's investment options are fully participant directed.

                     United Rentals, Inc. Acquisition Plan

1.  Plan Description (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

All of the Plan's administrative expenses are paid by the Company, except for investment related expenses which are charged directly to the participants' accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Transfers In

Transfers in from various plans represent assets transferred to this Plan from the U.S. Rentals, Inc. Employee Retirement Savings Plan, Rental Tools & Equipment Co. International, Inc. 401(k) Savings and Profit Sharing Plan and other acquired companies' plans.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

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                     United Rentals, Inc. Acquisition Plan

                   Notes to Financial Statements (continued)



2.  Summary of Significant Accounting Policies (continued)

Investments

The Plan's investments are stated at fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Statement of Position 99-3

The Plan has adopted Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the presentation of its financial statements.

3.  Income Tax Status

The Plan has applied for, but has not received, a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

4.  Investments

For the period from April 1, 1999 to December 31, 1999, the Plan's investments (including investments purchased, sold, as well as held, during the period) appreciated (depreciated) in fair value as follows:

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                     United Rentals, Inc. Acquisition Plan

                   Notes to Financial Statements (continued)



4.  Investments (continued)

                                                             Net Appreciation
                                                            (Depreciation) in
                                                              Fair Value of
                                                               Investments
                                                            -----------------

     United Rentals, Inc. Common Stock Fund                    $    10,469
     Merrill Lynch Basic Value Fund, Inc.                            4,777
     Federated Bond Fund                                            (1,893)
     PIMCO Total Return Fund                                       (10,401)
     Merrill Lynch Fundamental Growth Fund                         947,291
     Pioneer Growth Shares                                          (1,125)
     Dreyfus Premier Balance Fund                                   11,834
     AIM Blue Chip Fund                                            242,877
     Van Kampen Emerging Growth Fund                                59,916
     AIM Value Fund                                                317,480
     MFS Capital OPP Fund                                            6,580
     Merrill Lynch S&P 500 Index Fund                               73,059
     Ivy International Fund II                                     118,614
     Merrill Lynch Federal Securities Trust                           (580)
     AIM Charter Fund                                                2,082
     AIM Equity Constellation Fund                                  21,589
     AIM Weingarten Fund                                               935
     Van Kampen American Value Fund                                  7,008
     Merrill Lynch Capital Fund                                   (405,252)
     Merrill Lynch Global Allocation Fund                            1,731
     Lord Abbett Development Growth Fund                            35,306
     AIM International Equity Fund                                   6,724
                                                               -----------
                                                               $ 1,449,021
                                                               ===========

Individual investments that represent 5% or more of fair value of the Plan's net assets available for benefits at December 31, 1999 are as follows:

     Merrill Lynch Retirement Reserves Money Fund              $14,129,176
     Merrill Lynch Fundamental Growth Fund                       6,360,696
     Dreyfus Premier Balance Fund                                2,234,432
     AIM Value Fund                                              3,682,049
     Merrill Lynch Capital Fund                                  2,331,299

5.  Subsequent Event

On August 1, 2000, the Plan's trustee was changed from Merrill Lynch Trust Company to T. Rowe Price Trust Company.

                      United Rentals, Inc. Acquisition Plan

                            EIN# 06-1493538 Plan# 002

                Schedule H, Line 4(i)-Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

    Identity of Issuer,       Description of Investment, Including
     Borrower, Lessor            Maturity Date, Rate of Interest,                Current
     or Similar Party                 Par or Maturity Value                       Value
-----------------------------------------------------------------------------------------
Merrill Lynch Trust Company* Merrill Lynch Retirement Reserves Money Fund     $14,129,176
                             United Rentals, Inc. Common Stock Fund*              137,984
                             Merrill Lynch Basic Value Fund, Inc.                 224,022
                             Federated Bond Fund                                   30,014
                             PIMCO Total Return Fund                              975,863
                             Merrill Lynch Fundamental Growth Fund              6,360,696
                             Pioneer Growth Shares                                 29,827
                             Dreyfus Premier Balance Fund                       2,234,432
                             AIM Blue Chip Fund                                 1,630,570
                             Van Kampen Emerging Growth Fund                      212,651
                             AIM Value Fund                                     3,682,049
                             MFS Capital OPP Fund                                 173,471
                             Merrill Lynch S&P 500 Index Fund                     466,549
                             Ivy International Fund II                          1,251,808
                             Merrill Lynch Federal Securities Trust               149,154
                             AIM Charter Fund                                      94,236
                             AIM Equity Constellation Fund                        206,505
                             AIM Weingarten Fund                                  184,137
                             Van Kampen American Value Fund                       232,339
                             Merrill Lynch Capital Fund                         2,331,299
                             Merrill Lynch Global Allocation Fund                  41,337
                             Lord Abbett Development Growth Fund                  253,292
                             AIM International Equity Fund                         47,283
                                                                              -----------
                                                                               35,078,694

 Participant loans *         With varying interest rates and maturity dates     1,045,954
                                                                              -----------
                             Total                                            $36,124,648
                                                                              ===========

* Indicates party-in-interest to the Plan

Note: The "Cost" column is not applicable because all of the Plan's investment programs are fully participant directed.

                                    EXHIBITS

23       Consent of Ernst & Young LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          United Rentals, Inc. Acquisition Plan


Date: June 27, 2002                      By: /s/ MICHAEL J. NOLAN
     ------------------------                -----------------------------------
                                                 Name: Michael J. Nolan
                                                 Title: Chief Financial Officer